The Board authorized the Administrator and the Transfer Agent to manage all the regulatory filings including, but not limited to, N1-A, Annual Report, Fidelity Bond, 24F, etc....

VI. **Quarterly Transaction Report**

There is no access person on staff this quarter thus no quarterly transaction report is filed. A special analyst, Joanna, is hired and needs to sign an agreement not to purchase individual stocks for personal investment. However, she is authorized to purchase mutual funds.

VII. **Annual Report**

1. On October 9th, Silicon Motion stock price fell from $100 to $90 with an 8% correction. Although the stock seemed like a risky investment at the moment, we still bought additional shares. Some clients deem the Fund's outstanding performance as too good to be true or too risky thus redeemed $2 million dollars worth of shares.

2. Prior to the correction, the Fund had 30% in cash reserves in preparation to buy stocks when the prices drop. When the $2 million-dollar redemption happened, it liquidated from the cash reserve. Hence, the Fund did not have sufficient cash to acquire additional stocks during October's correction. The Fund's performance would have been even better if the redemption of $2 million dollars did not cash out the reserves.

3. Due dates: The financial statement, NSAR, is due on November 29th and the annual report is due on December 9th. Both reports have been produced in timely manner.

VIII. **UFC Employees' Annual Holding Report**

The annual holding report is not filed because the access persons don't own/trade individual stocks.

IX. **24F Filing**

The Transfer Agent has completed this filing of 24F, the annual notice of securities sold, with SEC.

David Y.S. Chiueh — Dec 10 2014

David Y.S. Chiueh President & Trustee — Date

Alice Chen, Independent Trustee — Date

Dec 10, 2014

Carol Jou, Independent Trustee — Date

Liberty Mutual. SURETY

The Ohio Casualty Insurance Company

This Rider forms a part of the policy numbered below

Underwritten by: The Ohio Casualty Insurance Company		
Insured: Upright Investment Trust		Form No.: 15
This Rider becomes effective as of 12:01 a.m. on 10-01-14	Policy No.: 5076018	Rider No.: 6

AMEND DECLARATIONS PAGE - DISCOVERY FORM

It is agreed that:

1. The attached bond is amended by replacing that item(s) on the Declarations Page corresponding to the items(s) indicated below with an "X":

☒ Item 2. Bond Period: from 12:01 a.m. on 10-01-14 (MONTH,DAY,YEAR) to 12:01 a.m. on continuous (MONTH,DAY,YEAR)

☐ Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐ Item 4. Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $
and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$	$
Insuring Agreement (E)-SECURITIES	$	$
Coverage on Partners (Form No. 14 only)	$	$
Optional Insuring Agreements and Coverages:		
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

F-4864 03 99

Authorized Representative

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Liberty Mutual.

Bond No. 5076018

The Ohio Casualty Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called insured):
UPRIGHT INVESTMENT TRUST
Principal Address:
615 W MT PLEASANT AVE., LIVINGSTON, NJ 07039

Item 2. Bond Period: from 12:01 a.m. OCTOBER 1, 2009 (MONTH, DAY, YEAR) to 12:01 a.m. on OCTOBER 1, 2010 (MONTH, DAY, YEAR) standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $ 175,000

Item 4. Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $ 175,000

and the Single Loss Deductible is $ 15,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered".)

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)--FORGERY OR ALTERATION	$ 175,000.00	$ 15,000.00
Insuring Agreement (E)--SECURITIES	$ 175,000.00	$ 15,000.00
Coverage on Partners	$ 175,000.00	$ 15,000.00
Optional Insuring Agreements and Coverages:		
EXTORION-THREATS TO PERSONS COVERAGE	$ 50,000.00	$ 15,000.00
EXTORION-THREATS TO PROPERTY COVERAGE	$ 50,000.00	$ 15,000.00
COMPUTER SYSTEMS FRAUD COVERAGE	$ 175,000.00	$ 15,000.00

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
F-4625, F-4773, F-4776, F-4831

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) such termination or cancelation to be effective as of the time this bond becomes effective.

Signed, sealed and dated ____________________

The Ohio Casualty Insurance Company

By ____________________
Authorized Representative

F-5179
TSB 5062b

Printed in U.S.A.